CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price[1]	Amount of Registration Fee[2]

95% Protected CMT Linked Notes due 2007	$ 175,000	$ 18.73

(1) The maximum aggregate offering price relates to an additional $175,000 of securities offered and sold pursuant to this Amendment No. 1 to Pricing Supplement No. 46 to Registration Statement No. 333-131266.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $2,652,225.08 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-129243) filed by Morgan Stanley on October 25, 2005 and have been carried forward. The $267.50 fee with respect to the $2,500,000 securities previously sold pursuant to Pricing Supplement No. 46 and the $18.73 with respect to the additional $175,000 sold hereby, in each case under this registration statement, are offset against those filing fees and $1,409,550.66 remains available for future registration fees. No additional fee has been paid with respect to this offering.
PROSPECTUS Dated January 25, 2006	Amendment No. 1 to Pricing Supplement No. 46
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated January 25, 2006	Dated May 23, 2006
Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Floating Rate Notes
95% Protected CMT Linked Notes due 2007

     Unlike ordinary debt securities, the notes do not pay interest and do not guarantee a full return of principal at maturity. Instead, the notes will pay at maturity, for each $1,000 principal amount of notes, either (i) if the 10-year constant maturity Treasury rate, which we refer to as the 10-year CMT, on the valuation date is within the reference rate range, $1,100 or (ii) if the 10-year CMT on the valuation date is not within the reference rate range, $950.

     We, Morgan Stanley, may not redeem these notes prior to the maturity date. We describe the basic features of this type of note in the section of the accompanying prospectus supplement called “Description of Debt Securities—Floating Rate Notes,” subject to and as modified by the provisions described below.

Principal amount:	$2,675,000	Final reference rate:	The 10-year CMT for the valuation
date, as described below.
Maturity date:	June 1, 2007
Book-entry note or
Settlement date (original		certificated note:	Book-entry note
issue date):	June 2, 2006
Senior note or
Issue price:	100%	subordinated note:	Senior note

Underwriter’s discounts		Calculation agent:	JPMorgan Chase Bank, N.A.
and commissions:	1.00%		(formerly known as JPMorgan
Chase Bank)
Proceeds to company:	99.00%
		Agent:	Morgan Stanley & Co.
Payment at maturity:	If the final reference rate is		Incorporated
within the reference rate range,
	$1,100	Minimum denomination:	$1,000 and multiple integrals
thereof
If the final reference rate is not
	within the reference rate range,	Specified currency:	U.S. dollars
$950
		Business day:	New York
Valuation date:	May 24, 2007

Reference rate range:	(a) ≥ (initial reference rate –	CUSIP:	61746SCP2
0.50%); and
		Other provisions:	See below
(b) ≤ (initial reference rate +
0.50%)

Initial reference rate:	5.08%, the 10-year Treasury spot
rate on May 23, 2006, as
described below.

The notes involve risks not associated with an investment in ordinary floating rate notes.

See Risk Factors beginning on Page PS-2

Terms not defined above have the meanings given to such terms in the accompanying prospectus and prospectus supplement.

MORGAN STANLEY

Additional Provisions

10-year CMT	The “CMT Rate” as defined in the accompanying prospectus in the section called “Description of Debt Securities – Floating Rate Debt Securities” and “– Base Rates”. For purposes of the foregoing, the “CMT Rate” shall be determined by reference to Bloomberg page “H15T10Y <Index>”, which page shall replace all references to Designated CMT Telerate Pages 7051 and 7052; the “Designated CMT Maturity Index” is 10 years; and calculated as if the “interest determination date” were the valuation date and the “related calculation date” were the day two US government securities business days after the valuation date.

US government securities business days	Any day except for a Saturday, Sunday or a day on which The Bond Market Association (or any successor organization) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in US government securities.

10-year Treasury spot rate	The mid-market spot Treasury rate with an index maturity of 10 years, as determined by Morgan Stanley & Co. Incorporated (“MS & Co.”), at the time we priced the notes for initial sale to the public on May 23, 2006, rounded to two decimals places with 0.005 rounded up to 0.01. The continuously reported mid-market spot Treasury rate with an index maturity of 10 years is publicly available on Bloomberg page “BBT”.

Risk Factors

      The notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

     The notes may pay less than the principal amount at maturity

     We do not guarantee full return of principal at maturity. If the final reference rate is not within the reference rate range, you will receive at maturity, for each $1,000 principal amount of notes that you hold, $950.

     Unlike ordinary senior notes, the notes do not pay interest

     The terms of the notes differ from those of ordinary debt securities in that we will not make regular payments of interest on the notes. Because you may receive less than the principal amount of the notes at maturity, the return on your investment in the notes may be less than the amount that would be paid on an ordinary debt security and may result in a loss on your investment in the notes. The notes have been designed for investors who are willing to forgo market floating interest rates on the notes in exchange for a payment at maturity determined by whether the final reference rate is within the reference rate range.

      Investing in the notes is not equivalent to investing in securities bearing interest at the 10-year CMT or at a rate linked to the 10-year CMT

     Because the return on the notes is dependent on whether or not the final reference rate is within the reference rate range, you will lose money on your investment if the final reference rate is not within the reference rate range, even if the 10-year CMT on that date is greater than the initial reference rate or the 10-year CMT has otherwise been within the reference rate range during the life of the notes.

     The initial reference rate is the 10-year Treasury spot rate on May 23, 2006, the day we priced the notes for initial sale to the public, as determined by the agent, and not the 10-year CMT for that day

     The initial reference rate is the mid-market spot Treasury rate with an index maturity of 10 years, as determined by MS & Co. at the time we priced the notes for initial sale to the public on May 23, 2006, rounded to two decimals places with 0.005 rounded up to 0.01. This rate is the rate at which 10-year Treasury notes are traded in the over-the-counter market at the time the rate is set and is not an average or an interpolated rate. We have chosen to use the 10-year Treasury rate to establish the initial reference rate because (i) it is the most highly correlated rate in the market to the 10-year CMT, (ii) the 10-year CMT for a particular day is not made public until after such day, and as such, was not available to us at the time we priced the notes for initial sale to the public and (iii) we will be hedging our obligations under the notes under the 10-year Treasury rate. The 10-year CMT, however, reflects the yields on U.S. Treasury securities adjusted to a constant maturity of 10 years and interpolated by the U.S. Treasury from the daily yield curve, which is based on the closing market bid yields on actively traded Treasury securities in the over-the-counter market. As such, the 10-year Treasury spot rate at the time we priced the notes for initial sale to the public on May 23, 2006 may differ from the 10-year CMT for that day and accordingly, the reference rate range may differ from what it would have been if we had used the 10-year CMT for May 23, 2006 as the initial reference rate.

     The notes will not be listed

     The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. currently intends to act as a market maker for the notes but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

     Market price of the notes will be influenced by many unpredictable factors

     Several factors, some of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including:

  interest and yield rates in the market, including the level and volatility of the 10-year CMT, economic, financial, political and regulatory or judicial events that affect the financial markets generally and that may affect interest rates such as the 10-year CMT, monetary policy, both in the United States and abroad, which may affect interest rate levels, the time remaining to the maturity of the notes, and
  our creditworthiness.

     Some or all of these factors will influence the price that you will receive if you sell your notes prior to maturity. For example, you may have to sell your notes at a substantial discount from the principal amount if at the time of sale the 10-year CMT is not within the reference rate range.

     You cannot predict the future level of the 10-year CMT based on its historical performance. We cannot guarantee that the final reference rate will be within the reference rate range so that you will receive at maturity an amount in excess of the principal amount of the notes.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices

      Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price because the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by MS & Co. as a result of dealer discounts, mark-ups or other transaction costs.

Historical Information

     The following table sets forth the closing level of the 10-year Treasury spot rate, rounded to two decimals points with 0.005 rounded up to 0.01, as published for the last day of each calendar month for the period January 2000 to April 2005, and allows you to compare this rate with the 10-year CMT as published for the last day of the corresponding month in the following year to see the variation in the rates over illustrative one year periods. Where the 10-year CMT in the corresponding month in the following year is within fifty basis points above or below the relevant closing level of the 10-year Treasury spot rate, the 10-year CMT figure appears in bold. On May 22, 2006, the closing level of the 10-year Treasury spot rate was 5.04% and the 10-year CMT was 5.04% . However, even though the 10-year Treasury spot rate and the 10-year CMT were the same on May 22, 2006, the rates are distinct rates and there is no guarantee that they will be the same on any given day. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.

     The historical rates on these particular dates are only illustrative, and the changes in the rates between corresponding months in successive annual periods would have been different if we had chosen to compare different days in the month. Furthermore, the year-over-year rates should not be taken as an indication of future performance of the 10-year CMT, and no assurance can be given that the final reference rate will be within the reference rate range so that at maturity you will receive a payment in excess of the principal amount of the notes. The actual reference rate range is dependent on the initial reference rate, which is the 10-year Treasury spot rate on May 23, 2006, the day we priced the notes for initial sale to the public, as determined by Morgan Stanley & Co. Incorporated, rounded to two decimals points with 0.005 rounded up to 0.01. If the final reference rate is not within the reference rate range, you will receive at maturity, for each $1,000 principal amount of notes that you hold, $950.

Historical 10-year Treasury spot rates and 10-Year CMT rates

	2000	2001		2002		2003		2004		2005		2006

	10-year Treasury	10-year CMT	10-year Treasury	10-year CMT	10-year Treasury	10-year CMT	10-year Treasury	10-yea rCMT	10-year Treasury	10-year CMT	10-year Treasury	10-year CMT
January	6.67	5.19	5.11	5.07	5.03	4.00	3.96	4.16	4.13	4.14	4.13	4.53
February	6.41	4.92	4.90	4.88	4.88	3.71	3.69	3.99	3.97	4.36	4.38	4.55
March	6.00	4.93	4.92	5.42	5.40	3.83	3.80	3.86	3.84	4.50	4.48	4.86
April	6.21	5.35	5.34	5.11	5.09	3.89	3.84	4.53	4.51	4.21	5.05	5.07
May	6.27	5.43	5.38	5.08	5.05	3.37	3.37	4.66	4.65	4.00
June	6.03	5.42	5.41	4.86	4.80	3.54	3.52	4.62	4.58	3.94
July	6.03	5.07	5.05	4.51	4.46	4.49	4.41	4.50	4.48	4.28
August	5.73	4.85	4.83	4.14	4.14	4.45	4.47	4.13	4.12	4.02
September	5.80	4.60	4.59	3.63	3.60	3.96	3.94	4.14	4.12	4.34
October	5.75	4.30	4.23	3.93	3.89	4.33	4.30	4.05	4.03	4.57
November	5.47	4.78	4.75	4.22	4.21	4.34	4.33	4.36	4.35	4.49
December	5.11	5.07	5.05	3.83	3.82	4.27	4.25	4.24	4.22	4.39

      The following graph plots the historical rate of the 10-year Treasury spot rate against the historical rate of the 10-year CMT rate for the period January 1, 2000 to May 22, 2006 as measured for each rate on the last day of each month over that period.

Supplemental Information Concerning Plan of Distribution

     Under the terms and subject to conditions contained in the U.S. distribution agreement referred to in the accompanying prospectus supplement under “Plan of Distribution,” the agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover of this pricing supplement. The agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover of this pricing supplement. The agent may allow a concession not in excess of 1.00% of the principal amount of the notes to other dealers. After the initial offering, the agent may vary the offering price and other selling terms from time to time.

     We expect to deliver the notes against payment therefor in New York, New York on June 2, 2006, which will be the seventh scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

United States Federal Income Taxation

     The following summary is based on the opinion of Davis Polk & Wardwell, our counsel (“Tax Counsel”). Although the matter is not free from doubt, the notes will be treated as “short-term” debt instruments for U.S. federal income tax purposes. There is no direct legal authority that addresses the proper tax treatment of short-term debt instruments similar to the notes and consequently certain aspects of the tax treatment of the notes are uncertain. No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the notes.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of an investment in the notes (including alternative treatments of the notes) and with respect to the tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     Tax Consequences to U.S. Holders

     Please read the discussions in the sections called “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Short-Term Notes” and “United States Federal Taxation—Tax Consequences to U.S. Holders—Backup Withholding and Information Reporting” of the accompanying prospectus supplement for further information relevant to the U.S. federal income tax consequences of investing in the notes. Assuming the characterization of the notes as set forth above, Tax Counsel believes that the following U.S. federal income tax consequences should result.

     Prior to Maturity of the Notes. A cash method U.S. Holder will not be required to recognize income with respect to the notes prior to maturity, other than pursuant to a sale or exchange as described below. Although accrual method holders and certain other holders are generally required to accrue interest on short-term notes on a straight line basis, because the amount required to be paid on the notes is uncertain, it is not clear how such accruals should be determined.

     Maturity of the Notes. Upon maturity of the notes, if the amount of the payment on the notes exceeds a U.S. Holder’s tax basis in the notes, such excess should be treated as ordinary interest income. The U.S. Holder’s basis in its notes should equal the sum of amount paid to acquire the notes and previously accrued interest included in income, if any. If, however, the amount of the payment is less than the holder’s adjusted basis in the notes, such difference should be treated as a short-term capital loss.

     Sale or Exchange of the Notes. Upon a sale or exchange of the notes, a U.S. Holder should recognize gain or loss in an amount equal to the difference between the amount received upon such sale or exchange and the holder’s adjusted basis in the notes. The amount of any such loss should be treated as short-term capital loss. In general, gain recognized upon the sale or exchange of a short-term debt instrument is treated as ordinary income to the extent attributable to interest accrued on such short-term debt instrument and not yet included in income, and is treated as capital gain to the extent of any excess. However, because the amount to be paid on the notes is uncertain, it is not clear to what extent gain on the sale or exchange of the notes should be attributable to accrued interest and therefore to what extent such gain should be treated as ordinary income. A U.S. Holder should consult its tax advisors regarding the proper treatment of any gain recognized upon a sale or exchange of the notes.

     Interest on Indebtedness Incurred to Purchase the Notes. A U.S. Holder might be required to defer deductions for interest paid on indebtedness incurred to purchase the notes until the maturity of the notes or until the U.S. Holder disposes of the notes in a taxable transaction. A U.S. Holder should consult with its tax advisors regarding the possible deferral of interest deductions on indebtedness that is incurred to purchase the notes.

     Tax Consequences to Non-U.S. Holders

     Please read the discussions under “United States Federal Taxation—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement concerning the U.S. federal income and withholding tax consequences of investing in the notes. Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of investing in the notes.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.